Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES COMPREHENSIVE
FINANCING PACKAGE TO STRENGTHEN ITS BALANCE SHEET, REDUCE
DEBT AND SUBSTANTIALLY REDUCE FUTURE INTEREST COSTS

Calgary, Alberta, Canada – April 20, 2009
(Canadian dollars, except as noted)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (the “Trust”) and Precision Drilling Corporation (“Precision”) announced today a series of financing transactions to raise up to approximately $380 million which will be used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of Grey Wolf, Inc. that was completed in December of 2008.  A summary of the  financing transactions is set forth below:

•
The Trust and Precision have entered into an agreement with Her Majesty the Queen, in Right of the Province of Alberta  (the “Investor”), represented by Alberta Investment Management Corporation (“AIMCo”), pursuant to which the Investor has agreed to purchase by way of private placement:

o	$175.0 million aggregate principal amount of senior unsecured notes (“Notes”) of Precision bearing interest at 10% per annum and having an eight-year life;

o	35,000,000 Trust units at a subscription price of $3.00 per Trust unit for gross proceeds of $105.0 million; and

o
15,000,000 purchase warrants of the Trust entitling the Investor to acquire up to an additional 15,000,000 Trust units at a price of $3.22 per trust unit for a period of five years from the date of issue.

•
The Trust also intends to initiate a Rights Offering for up to approximately $103.0 million that will allow unitholders, including the Investor, to purchase Trust units at a price of $3.00 per unit in their proportionate ownership share on the same terms as the Investor.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251

The financing transactions will enable the repayment of Precision's unsecured bridge facility loans of $296 million (US$235 million) which bear interest at approximately 17% and allow Precision's secured facilities to be fully syndicated and thereby provide certainty to the cost of debt.

The financing transactions, coupled with the Trust's February 2009 unit offering, are expected to reduce Precision's blended interest rate, based upon current market rates, to approximately 8.4% from 10.8%, reduce Precision's cash interest expense by approximately $70 million on an annual basis, reduce the Trust’s overall leverage and support the Trust’s objective of returning to an investment grade credit.

 “We are extremely pleased with our new relationship with AIMCo and the Alberta institutions which it represents”, stated Kevin Neveu, President and Chief Executive Officer of Precision Drilling Corporation.  “We view AIMCo as a long-term partner which, through its $280 million investment in the Trust sees the value in Precision’s strategy to provide high value high performance drilling and well services globally. This integrated financing plan provides us with a reasonable cost of capital and removes many of the uncertainties associated with the Trust’s existing credit situation. These uncertainties included potential higher interest carrying costs on the unsecured debt along with potentially higher original issue discounts on the unsyndicated portions of the secured facilities. This plan reinforces the Trust’s liquidity, lowers debt levels, significantly reduces interest costs, removes the need for Precision to access high cost debt markets further and strengthens Precision's capitalization. The measures provide additional financial strength to comply with debt covenants and resources to fund operational and investment initiatives through the current economic cycle and the rebound that is anticipated to follow.”

The unit subscription price to the Investor approximated market at the time the proposal to invest in the Trust was made by AIMCo on March 17, 2009.  The Notes will bear interest at 10% per annum, well below the 17% currently being paid on the unsecured bridge facility, and will have an eight year term with one-third of the original principal amount outstanding payable on the sixth, seventh and eighth anniversaries of the closing date of the Notes.  Following the completion of due diligence, the finalization of the terms of the transaction and the preparation of definitive documentation, the private placement was approved by the board of directors of AIMCo on April 17 and by the board of directors of Precision and the board of trustees of the Trust on April 19, 2009. Closing of the private placement and the Notes is expected to occur on or about April 22, 2009.

Further details regarding the rights offering, including the record date for participation in the rights offering by Trust unitholders, will be made available prior to the end of April.  Trust unitholders of record on the record date, including the Investor, will be entitled to participate in the rights offering.  The rights offering is expected to be completed prior to the end of May.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Upon completion of the transactions, the Trust expects to retain strong liquidity through its working capital position, five-year secured term loan amortization and an undrawn revolving credit facility with total available capacity of up to US$260 million.

The expected outcome of these transactions is shown in the following table of the Trust’s debt position on a pro forma basis (in millions of Canadian dollars, unaudited).

	3/31/09	Pro Forma Adjustments	Pro Forma	Interest Rate

Revolving Credit Facility (a)	$110.1	$(110.1)	-	LIBOR +4.0%
Term Loan A	410.6	(28.8)	381.8	LIBOR +4.0%
Term Loan B-1(b)	454.8	-	454.8	LIBOR +6.0%
Term Loan B-2(b)	128.8	-	128.8	LIBOR +8.0%
Total Senior Secured Debt	$1,104.3	$(138.9)	$965.4

Bridge Notes Facility	296.2	(296.2)	-	17%
Unsecured Senior Notes	-	175.0	175.0	10%
Total Debt	$1,400.5	$(260.1)	$1,140.4

(a)  Pro forma the transactions US$260 million available.
(b)  Subject to a LIBOR floor of 3.25%.

Mr. Neveu concluded, “We expect the financing transactions to put the Trust back on path to return to an investment grade credit over the next few years, allow Precision to weather current market challenges and pave the way for future opportunities.”

The Investor will, upon completion of the private placement, hold approximately 15% (approximately 19% on a fully diluted basis assuming the exercise of all purchase warrants) of the issued and outstanding Trust units.  AIMCo, as investment manager, maintains investment control or direction over the Trust units and the purchase warrants for the benefit of the Investor.  The Trust units and purchase warrants were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Trust. The address of the Investor, through AIMCo, is Terrace Building, 9515 – 107 Street, Edmonton, Alberta  T5K 2C3.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Precision has scheduled a conference call and webcast to discuss the financing transactions that will begin promptly at 10:00 a.m. MT (noon ET) on April 20, 2009.

The conference call dial in numbers are 1-866-223-7781 or 416-340-8018

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Statements about the Trust's expectations and all other statements in this news release, other than historical facts, are "forward-looking information" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). These forward-looking information and statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of the Trust's control, which could cause actual results to differ materially from such statements.  Forward-looking information and statements in this news release include, but are not limited to, statements about the prospect  for, and timing of the completion of, the proposed private placement and rights offering, the use of the proceeds from proposed private placement and rights offering, the ultimate outcome of the rights offering, the anticipated repayment of Precision's unsecured bridge facility and the syndication in full of Precision's existing senior secured facilities, the anticipated reduction in interest expense and interest rates, the availability of Precision's revolving credit facility and the general effect of the private placement and rights offering on the Trust and Precision.  Among the factors that could cause results to differ materially from those indicated by such forward-looking information and statements are a failure to complete the proposed private placement and rights offering, the possibility of a reduced take up under the rights offering and any failure to obtain any required regulatory approvals.  No assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur or, if any of them do so, what benefits the Trust will derive from them.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

ABOUT THE TRUST

The Trust is a leading provider of safe, high performance energy services to the North American oil and gas industry. The Trust provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

The Trust is headquartered in Calgary, Alberta, Canada.  The Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact:
David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of the Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com